Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
December 31, 2010

	Years Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:
Adjusted (loss) earnings from continuing operations before income taxes	$3,548	$(4,574)	$(4,208)	$3,283	$3,151
Add fixed charges (see below)	460	467	459	550	515

Adjusted (loss) earnings	$4,008	$(4,107)	$(3,749)	$3,833	$3,666

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$439	$444	$440	$532	$500
Estimated interest component of operating lease payments	21	23	19	18	15

Fixed charges	460	467	459	550	515
Preferred stock requirements, pre-tax	—	—	9	15	15

Combined fixed charges and preferred stock dividends	$460	$467	$468	$565	$530

Ratio of earnings to fixed charges	8.71	N/A	N/A	6.97	7.11
Ratio of earnings to combined fixed charges and preferred stock dividends	8.71	N/A	N/A	6.78	6.91
Insufficiency of earnings to cover fixed charges	N/A	$4,574	$4,208	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	$4,574	$4,217	N/A	N/A

N/A	Not applicable.